UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                    International Thoroughbred Breeders, Inc.
                    -----------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    460491806
                                    ---------
                                 (CUSIP Number)

                                Francis W. Murray
                         Suite 1300, 1105 N. Market St.
                                   PO Box 8985
                           Willimington, DE 19899-8985
                                  (302)427-7599
                                  -------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                 with copies to:
                            David S. Petkun, Esquire
                                 Cozen O'Connor
                               1900 Market Street
                             Philadelphia, PA 19103
                               Fax: (215) 701-2034

                                  July 23, 2004
                                  -------------
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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



                                  SCHEDULE 13D

CUSIP No. 460491806

1. Name of reporting Persons. I.R.S. Identification Nos of above persons (entities only).

     Francis W. Murray

2.   Check the Appropriate Box if a Member of Group (See Instructions)

         (a) [   ]

         (b) [   ]

3.   SEC Use Only

4.   Source of Funds (See Instructions)

     SC, PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Places of Organization

     USA

Number of          7.   Sole Voting Power
Shares                       5,489,730
Beneficially       8.   Shared Voting Power
Owned by                        0
Each Reporting     9.   Sole Dispositive Power
Person                       5,489,730
With               10.  Shared Dispositive Power
                                0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,489,730

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction) [ ]

13.  Percent of Class Repreesented by Amount in Row (11)

     50.9%

14.  Type of Reporting Person (See Instructions)

     IN






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

Item 1 Security and Issuer

     This Statement relates to the common stock, par value $2.00 per share (the "Common Stock"), of International Thoroughbred Breeders, Inc. ("ITB"). ITB's principal executive offices are located at 1105 N. Market St., Suite 1300, Wilmington, DE 19899.

Item 2 Identity and Background

          (a)  Name: This statement is being filed by Francis W. Murray ("FWM")

          (b) Residence or Business Address: the business address of FWM is c/o International Thoroughbred Breeders, Inc., 1105 N. Market St., Suite 1300, Wilmington, DE 19899.

          (c) Principal Occupation or Employment: FWM is President, Chief Executive Officer and Treasurer of ITB, 1105 N. Market St., Suite 1300, Wilmington, DE 19899.

          (d) Criminal Convictions: During the past five years, FWM has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Court or Administrative Proceedings: During the past five years FWM was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship: FWM is a citizen of the United States of America.

Item 3 Source and Amount of Funds or Other Consideration

     On July 23, 2004 FWM exercised his options to purchase 2,000,000 Common Shares at $0.26875 per share. FWM obtained the funds for such purchase through his sale of a gaming vessel, the M/V Palm Beach Princess which was owned by Palm Beach Maritime Corporation (f/k/a MJQ Corporation) a company solely owned by FWM.

     On November 18, 2003, at a time when ITB owed FWM $344,865 in compensation representing salary from January 3, 2003 until November 18, 2003 and did not have the funds to pay such compensation, the Board of Directors authorized the payment of such compensation in shares of ITB stock valued at the then market price of $.50 per share if FWM would accept the shares in payment for the compensation owed. On July 23, 2004 FWM elected to accept 689,730 common shares valued at $0.50 per share in payment of his deferred salary.

     FWM also holds options for the purchase of 300,000 shares of Common Stock at $5.00 per share which expire on January 15, 2007.

Item 4 Purpose of Transaction

     FWM exercised existing options for the purchase of Common Stock and received the shares of Common Stock reported hereby as compensation and is holding the shares for investment. FWM intends to review such investment in Common Stock on a continuing basis and may, at any time, consistent with his obligations under federal and state securities laws, determine to increase or decrease his ownership of ITB

Common Stock through purchases or sales in the open market or in privately negotiated transactions. His determination to purchase or sell shares will depend on various factors, including money and stock market conditions and general economic conditions. FWM does not at this time have any plans or proposals with respect to ITB as described in Items 4(a) - (j) of Schedule 13-D. FWM retains the right to modify his plans with respect to the transactions described in this Item 4, to acquire or dispose of ITB's securities and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5 Interest in Securities of the Issuer

     (a) Beneficial Ownership: Items 7, 8, 9, 10, 11, 12 and 13 from page of this statement are incorporated herein by reference.

     FWM is the beneficial owner of an aggregate of 5,489,730 shares of ITB Common Stock, or 50.9% of the outstanding number of shares of ITB Common Stock (including shares purchasable under stock options granted to FWM which are exercisable at the present time or would become exercisable within 60 days. Of those shares, 2,500,000 shares were issued to FWM by ITB, on or about January 3, 2001, as compensation for his extraordinary, successful effort in connection with the sales of ITB's real properties and in part as a bonus upon signing a five-year employment agreement with ITB. On July 23, 2004 FWM exercised his options to purchase 2,000,000 Common Shares at $0.26875 per share.

     On November 18, 2003, at a time when ITB owed FWM $344,865 in compensation representing salary from January 3, 2003 until November 18, 2003 and did not have the funds to pay such compensation, the Board of Directors authorized the payment of such compensation in shares of ITB stock valued at the then market price of $.50 per share if FWM would accept the shares in payment for the compensation owed. On July 23, 2004 FWM elected to accept 689,730 common shares valued at $0.50 per share in payment of his deferred salary.

     FWM also holds options for the purchase of 300,000 shares of Common Stock at $5.00 per share which expire on January 15, 2007.

     (b)  Voting and Dispositive Power:

     FWM has sole voting and dispositive power with respect to the 5,189,730 shares of Common Stock presently owned by him and, upon his purchase under the stock options, would have sole voting and dispositive power over the shares so purchased which expire on January 15, 2007.

     (c)  Transactions During Past Sixty Days:

     On July 23, 2004 FWM exercised his options to purchase 2,000,000 Common Shares at $0.26875 per share. On July 23, 2004 FWM elected to accept 689,730 common shares valued at $0.50 per share in payment of his deferred salary.

    (d)  Dividends and Proceeds:

          Not  applicable.

     (e)  Date Ceased To Be Beneficial Owner of More Than 5% of ITB Stock:

          Not  applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships of or by FWM with regard to the securities of ITB.

Item 7 Material to be Filed as Exhibits:

         None.







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

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fort in this statement is ture, complete and correct.


August 2, 2004
-------------------------
Date

s/Francis W. Murray
-------------------------
Signature

Francis W. Murray
-------------------------
Name

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